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Exhibit 12.1

Statements Regarding Computations of Ratios of Earnings to Fixed Charges

        The following table sets forth the ratio of earnings to fixed charges for our company for each of the periods indicated. We calculated the ratio of earnings to fixed charges by dividing earnings by total fixed charges. Earnings are defined as income from continuing operations before provision for income taxes plus Fixed Charges. Fixed charges are defined as the sum of interest expenses plus amortized capitalized expenses related to indebtedness plus an estimate of the interest within rental expense.

	Three Months Ended				Nine Months Ended
	Sept 26, 2004		Sept 28, 2003		Sept 26, 2004		Sept 28, 2003
	(dollars in thousands and unaudited)
Earnings:
Income from continuing operations before provision for income taxes	$8,318		$2,136		$20,463		$7,777
Fixed charges	1,897		1,910		5,161		4,114

	$10,215		$4,046		$25,624		$11,891

Fixed Charges:
Interest expense	$1,281		$1,469		$3,527		$3,096
Capitalized interest	336		144		804		254
Estimate of interest within rental expense	280		297		830		764

	$1,897		$1,910		$5,161		$4,114

Ratio of earnings to fixed charges	5.39	x	2.12	x	4.96	x	2.89	x

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Statements Regarding Computations of Ratios of Earnings to Fixed Charges